Mail Stop 4561

January 25, 2008

*By U.S. Mail and facsimile to (330) 490-4555*

Thomas W. Swidarski, Chief Executive Officer
Diebold, Inc.
5995 Mayfair Road
P.O. Box 3077
North Canton, OH 44720-8077

> **Re:** **Diebold, Inc.**
> **Definitive 14A**
> **Filed March 19, 2007**
> **File No. 001-04879**

Dear Mr. Swidarski:

We have completed our review of your executive compensation and related disclosure and we have no further comments at this time.

Please note that the company is responsible for the adequacy and accuracy of the disclosure in its filing. We are not approving any proposed disclosure you may have included in your response letters or any disclosure you include in your future filings in response to our comments.

If you have any further questions regarding our review of your filing, please call me at (202) 551-3397.

Sincerely,

Jay E. Ingram
Attorney Advisor